UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                                 AMENDMENT NO. 1
                    Under the Securities Exchange Act of 1934


                            Allegiant Travel Company
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    01748X102
                                 (CUSIP Number)

                         ComVest Allegiant Holdings, LLC
                      One North Clematis Street, Suite 300
                         West Palm Beach, Florida 33401
                                 (561) 868-6074
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                     May 30, 2007 and June 5, 2007 (Date of
                     --------------------------------------
                 Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ComVest Allegiant Holdings, LLC (75-3189494 )

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) |_|

-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
NUMBER OF                       0
SHARES            -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
OWNED BY                        0
EACH              -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
PERSON WITH                     0
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                0
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
-------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ComVest Investment Partners II, LLC (01-0784781)

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) |_|

-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
NUMBER OF                       1,508,270
SHARES            -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
OWNED BY                        0
EACH              -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
PERSON WITH                     1,508,270
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                0
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,508,270
-------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ComVest II Partners, LLC (01-6228703)

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) |_|

-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
NUMBER OF                       136,046
SHARES            -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
OWNED BY                        1,508,270
EACH              -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
PERSON WITH                     136,046
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                1,508,270
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,644,316
-------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       ComVest Group Holdings, LLC (01-622406)

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) |_|
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
NUMBER OF                       0
SHARES            -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
OWNED BY                        1,644,316
EACH              -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
PERSON WITH                     0
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                1,644,316
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,644,316
-------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       00
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Michael S. Falk

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) |_|
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
-------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
NUMBER OF                       14,062
SHARES            -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
OWNED BY                        1,649,498
EACH              -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
PERSON WITH                     14,062
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                1,649,498
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,663,560
-------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       00
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Robert L. Priddy

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E) |_|
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
-------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER
NUMBER OF                       78,235
SHARES            -------------------------------------------------------------
BENEFICIALLY               8.   SHARED VOTING POWER
OWNED BY                        1,644,316
EACH              -------------------------------------------------------------
REPORTING                  9.   SOLE DISPOSITIVE POWER
PERSON WITH                     78,235
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                1,644,316
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,722,551
-------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       00
-------------------------------------------------------------------------------

         Item 1. Security and Issuer

         This Amendment No. 1 (the "Schedule 13D/A") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on December 18, 2006 (the "Schedule 13D"), on behalf of ComVest Allegiant Holdings, LLC, ("ComVest Allegiant"), ComVest II Partners LLC ("ComVest II Partners"), ComVest Group Holdings, LLC ("CGH"), Michael Falk ("Falk"), and Robert Priddy ("Priddy"). On May 30, 2007, ComVest Allegiant sold 1,500,000 shares of Common Stock, par value of $0.001 per share (the "Common Stock") of Allegiant Travel Company, a Nevada corporation (the "Issuer") in an underwritten public offering.

         On June 5, 2007 the managing members of ComVest Allegiant adopted a plan of liquidation (the "Plan"), which the requisite holders of Class A membership interests (the "Class A Holders") and Class B membership interests (the "Class B Holders") of ComVest Allegiant approved.

         On June 5, 2007, pursuant to the Plan the Class B Holders received cash and 427,113 shares of Common Stock. In addition, on June 5, 2007, pursuant to the Plan, the Class A Holders received cash and 1,508,270 shares of Common Stock and such shares were transferred on behalf of the Class A Holders, as a change in their form of beneficial ownership interest, to ComVest Investment Partners II, LLC ("ComVest Investment"). As a result of the contribution to ComVest Investment by the Class A Holders, ComVest Investment directly beneficially owns 1,508,270 shares of Common Stock of the Issuer.

         As a result of the Plan, Falk, Priddy and ComVest II Partners, as Class B holders, received certain interests in the Issuer as described in Item 3.

         This Schedule 13D/A is being filed on behalf of ComVest Allegiant, ComVest II Partners, CGH, Falk, Priddy and ComVest Investment.

         This Schedule 13D/A relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 3301 North Buffalo Drive, Suite B-9, Las Vegas, Nevada 89129. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

         Item 2. Identity and Background

         Item 2 is hereby amended and restated in its entirety as follows:

         This Schedule 13D/A is being filed by ComVest Allegiant, ComVest II Partners, CGH, Falk, Priddy, and ComVest Investment (each a "Reporting Person" and collectively, the "Reporting Persons").

         The business address for each of the Reporting Persons is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         ComVest Allegiant is a Delaware limited liability company that was formed for the purpose of investing in the predecessor to Allegiant Travel Company.

         ComVest Investment is a private investment company, formed as a Delaware limited liability company.

         ComVest II Partners is a Delaware limited liability company and is the managing member of ComVest Investment. Priddy and Falk are the managers of ComVest Investment. CGH is a Delaware limited liability company and the managing member of ComVest II Partners.

         Falk is an individual, a U. S. citizen, and is the chairman and principal member of CGH and the principal member of ComVest II Partners. Priddy is an individual, a U. S. citizen, and is a member of ComVest II Partners and CGH. Falk and Priddy are members of the Investment Committee for ComVest II Partners, and are principal members of ComVest II Partners.

         During the last five years, no Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Falk and Priddy were members of the Board of the predecessor to the Issuer, Allegiant LLC, since May 2005, and became members of the Board of the Issuer on December 13, 2006.

         Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and restated in its entirety as follows:

         On December 13, 2006, immediately prior to the consummation of the Issuer's initial public offering ("IPO"), Allegiant Travel Company, LLC ("Allegiant LLC") merged into the Issuer (the "Merger"), pursuant to the Agreement and Plan of Merger, effective as of December 13, 2006 (the "Merger Agreement"), between Allegiant LLC and the Issuer. Prior to the Merger, ComVest Allegiant owned 6,250,000 shares of preferred stock of Allegiant LLC. In connection with the Merger ComVest Allegiant exchanged all of its shares of preferred stock in Allegiant LLC for 4,750,000 shares common stock ("Common Stock") of the Issuer. The Merger resulted in the Issuer succeeding to the business, assets and liabilities of Allegiant LLC. The Merger Agreement is incorporated herein by reference.

         As more fully described in Item 6 hereof, on December 13, 2006 ComVest Allegiant then sold 1,178,571 of its shares of the Issuer to PAR Investment Partners, L.P. ("PAR"), pursuant to that Stock Purchase Agreement, dated as of November 20, 2006, by and among certain stockholders of Allegiant LLC, PAR, Allegiant LLC, and the Issuer (the "PAR Stock Purchase Agreement").

         On May 30, 2007, ComVest Allegiant sold 1,500,000 shares of Common Stock of the Issuer in an underwritten public offering.

         On June 5, 2007, pursuant to the Plan the Class B Holders received cash and 427,113 shares of Common Stock. In addition, on June 5, 2007, pursuant to the Plan, the Class A Holders received cash and 1,508,270 shares of Common
Stock and such shares were transferred on behalf of the Class A Holders, as a change in their form of beneficial ownership interest, to ComVest Investment. As a result of the contribution to ComVest Investment by the Class A Holders, ComVest Investment directly beneficially owns 1,508,270 shares of Common Stock.

         As a result of the Plan, as Class B holders, ComVest II Partners received 136,046 shares, Priddy received 78,235 shares, and Falk received 14,062 individually and trusts for the benefit of Falk's minor children received an additional 5,182 shares.

         As a result of the Plan, ComVest Allegiant beneficially owns 0 shares of Common Stock.

         ComVest II Partners, as the managing member of ComVest Investment, and CGH, the managing member of ComVest II Partners, may be deemed to have indirect beneficial ownership of 1,508,270 shares beneficially owned by ComVest Investment and direct ownership of 136,046.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest Investment, may be deemed to have indirect beneficial ownership of the shares owned by ComVest Investment and ComVest II Partners. However, Falk and Priddy disclaim any beneficial ownership of such shares. In addition, Falk has direct beneficial ownership of an additional 14,062 shares of Common Stock which he holds individually. An additional 5,182 shares of Common Stock are held by trusts of the benefit of Falk's minor children. Falk may be deemed to have indirect beneficial ownership of these shares, however, Falk disclaims any beneficial ownership of such shares.

         Priddy has direct beneficial ownership of an additional 65,196 shares of Common Stock which he holds individually, and indirect ownership of an additional 13,039 shares of Common Stock are held by RMC Capital, LLC, an entity which Priddy controls.

         No Reporting Person has contributed any additional funds or other consideration towards the acquisition of the Common Stock, except insofar as they may own membership or other interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

         Item 4.    Purpose of Transaction

         Item 4 is hereby supplemented by adding thereto the following:

         ComVest Investment acquired the Common Stock as a result of the dissolution of ComVest Allegiant and the transfers on behalf of the Class A holders. Except in the ordinary course of business or as set forth below, the Reporting Persons have no present intention or plans or proposals, which relate to or could result in any of the matters referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

         Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right, depending on all relevant factors, to change their intentions with respect to any and all of the matters referred to above.

         Item 5. Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Based on information provided to the Reporting Persons by the Issuer, there were 19,923,693 shares of Common Stock outstanding as of the close of business on May 23, 2007.

         As of June 5, 2007, ComVest Investment directly beneficially owns 1,508,270 shares of Common Stock of the Issuer, representing in the aggregate approximately 7.6% of the outstanding shares of Common Stock.

         ComVest II Partners owns 136,046 directly and, as the managing member of ComVest Investment, and CGH, as the managing member of ComVest II Partners, may also be deemed indirect beneficial owners of the shares of Common Stock held by ComVest Investment.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners, and, as such, control the purchase and sale of investments by ComVest Investment, may be deemed to have indirect beneficial ownership of the 1,508,270 shares of Common Stock owned by ComVest Investment and 136,046 shares owned by ComVest II Partners. However, Falk and Priddy disclaim any indirect beneficial ownership of such Common Stock.

         In addition, Falk has direct beneficial ownership of an additional 14,062 shares of Common Stock which he holds individually. An additional 5,182 shares of Common Stock are held by trusts of the benefit of Falk's minor children. Falk may be deemed to have indirect beneficial ownership of these shares, however, Falk disclaims any beneficial ownership of such shares.

         Priddy has direct beneficial ownership of an additional 65,196 shares of Common Stock which he holds individually, and indirect ownership of an additional 13,039 shares of Common Stock are held by RMC Capital, LLC, an entity which Priddy controls.

         (b) ComVest II Partners, as the managing member of ComVest Investment, and CGH, as the managing member of ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares of Common Stock held by ComVest Investment and ComVest II Partners.

         Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners, the managing member of ComVest Investment, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by ComVest Investment and ComVest II Partners.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) On June 5, 2007, as a result of the Plan, ComVest Allegiant owns 0 shares and therefore ceased to be a beneficial owner of Common Stock of the Issuer.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby supplemented by adding thereto the following:

Plan of Dissolution

         The requisite holders of the Class A membership interests and Class B membership interests in ComVest Allegiant voted in favor of the Plan. As discussed above, this resulted in distributions to the Class A and Class B holders of cash and Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2007                  ComVest Allegiant Holdings, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer


Dated:  June 13, 2007                 ComVest Investment Partners II, LLC


                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer

Dated:  June 13, 2007                 ComVest II Partners, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer

Dated:  June 13, 2007                 ComVest Group Holdings, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer

                                         /s/ Michael S. Falk
Dated:  June 13, 2007                 ------------------------------------------
                                      Michael S. Falk, individually

                                         /s/ Robert L. Priddy
Dated:  June 13, 2007                 ------------------------------------------
                                      Robert L. Priddy, individually

                                                               Exhibit 1

                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value per share, of Allegiant Travel Company, a Nevada corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: June 13, 2007                  ComVest Allegiant Holdings, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer

Dated:  June 13, 2007                 ComVest Investment Partners II, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer

Dated:  June 13, 2007                 ComVest II Partners, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer


Dated:  June 11, 2007                 ComVest Group Holdings, LLC

                                           By:  /s/ Cecilio Rodriguez
                                              ----------------------------------
                                                Cecilio Rodriguez, Treasurer

                                         /s/ Michael S. Falk
Dated:  June 13, 2007                 ------------------------------------------
                                      Michael S. Falk, individually

                                         /s/ Robert L. Priddy
Dated:  June 13, 2007                 ------------------------------------------
                                      Robert L. Priddy, individually

                                       14